

RESETTING THE BALANCE OF POWER IN NEXTGEN HEALTHCARE'S BOARDROOM

PREPARED BY THE RAZIN GROUP
SEPTEMBER 2021

DISCLAIMER

The materials contained herein (the "Materials") represent the opinions of Sheldon Razin and the other participants named in his proxy solicitation (collectively, the "Razin Group") and are based on publicly available information with respect to NextGen Healthcare, Inc. (the "Company"). The Razin Group recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with the Razin Group's conclusions. The Razin Group reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. The Razin Group disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by the Razin Group herein are based on assumptions that the Razin Group believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Each of the members of the Razin Group currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of the Razin Group from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that the Razin Group discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and the Razin Group expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Razin Group. Although the Razin Group believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. The Razin Group will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, the Razin Group has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

CONTENTS



EXECUTIVE SUMMARY

WHAT THIS ELECTION CONTEST IS ABOUT

***This contest** is about resetting the balance of power in NextGen Healthcare's dysfunctional and insular boardroom in order to ensure that shareholders' best interests are prioritized following six years of anemic revenue growth, deteriorating earnings, dismal capital allocation, poor governance and sustained share price underperformance*

WHAT THIS ELECTION CONTEST IS NOT ABOUT

This contest is not about attaining boardroom control, reinstating a dividend or any short-term motivations – to the contrary, Messrs. Razin and Rosenzweig want to establish an enduring culture of accountability and a foundation for value creation that will continue to exist long after they step down from the Board

INTRODUCTION TO THE RAZIN GROUP

The Razin Group, led by two current NextGen Healthcare Board members, has nominated a minority slate of four director candidates to reset the balance of power in the boardroom at the Company's 2021 Annual Meeting

Sheldon Razin

- Mr. Razin is the founder of NextGen Healthcare and a long-term shareholder of the Company, with a ~15% stake

- During the period in which he served as Chairman of NextGen Healthcare's Board, the Company enjoyed long-term share price appreciation of more than 1,150%

- In 2011, he received the Director of the Year award at Orange County's Annual Forum for Corporate Directors Awards

- In 2009, he received the Chairman of the Year award from the American Business Awards

- In 2009, he received the Entrepreneur of the Year award from Ernst & Young

Lance E. Rosenzweig

- Mr. Rosenzweig is a proven public company director and executive, having served as CEO or director of five public and two PE-backed technology and software companies, each delivering significant returns to shareholders

- Since becoming CEO of Support.com (NASDAQ: SPRT) in August 2020, he has overseen total shareholder returns of ~500%

- During his tenure as CEO of Startek (NYSE: SRT), he grew revenues to $650 million and oversaw significant earnings growth

- Prior to serving as CEO of three separate companies, he spent several years in investment banking and private equity

The Razin Group is opposing the election of four entrenched directors, each of whom has held critical leadership positions on the Board during a period of persistent stagnation

Source: Razin Group; Bloomberg; Company filings.

THE RAZIN GROUP NOMINEES

Our nominees have the right experience to help turn around NextGen Healthcare for all shareholders

Kenneth H. Fearn



- ✓ 25+ years of experience advising corporate leadership teams and allocating capital
- ✓ Worked with Fortune 200 companies at McKinsey & Co., with a focus on the healthcare sector, to address profitability issues and develop growth strategies
- ✓ Experience serving on public and private boards of directors

Sheldon Razin



- ✓ Founder and current director of NextGen Healthcare, with deep knowledge of the business
- ✓ Oversaw 1,150%+ share price appreciation and meaningful value creation during his tenure as Chairman
- ✓ Award-winning corporate director and entrepreneur

Lance E. Rosenzweig



- ✓ Current director of NextGen Healthcare
- ✓ Extensive experience serving on five public and two PE-backed boards of directors
- ✓ Unique experience serving as a CEO at three different technology companies

Ruby Sharma



- ✓ Former Principal at Ernst & Young LLP and with the EY Center for Board Matters
- ✓ Former contributor to the Harvard Law School Forum on Corporate Governance
- ✓ Financial expert with significant experience advising public companies on audit and tax matters

INTRODUCTION TO NEXTGEN HEALTHCARE

NextGen Healthcare is a stagnant healthcare technology business that has fallen behind peers and produced no meaningful value for shareholders during the six-year chairmanship of Jeffrey Margolis

Business Summary

- NextGen Healthcare is a national provider of ambulatory-focused technology solutions
- The Company provides a range of software, services and analytics solutions to medical and dental group practices
- NextGen Healthcare's portfolio delivers foundational capabilities to:
  - Empower physician success;
  - Enrich the patient care experience, and;
  - Enable the transition to value-based healthcare

Financial Snapshot*

- <u>Founded</u>: 1974
- <u>Headquarters</u>: Atlanta, GA
- <u>Share Price</u>: $14.94
- <u>Market Capitalization</u>: $1 billion
- <u>Shares Outstanding</u>: 67,265,545 shares
- <u>Cash on Hand</u>: $63.01 million
- <u>2021 Net Income</u>: $9.52 million

Data reflects NextGen Healthcare's most recent 10-Q and 10-K filings and the Company's share price as of 08/19/21, which is the day the Razin Group announced the nomination of director candidates for election to the Board of Directors.



Annual Net Income is Down ~65% Since Mr. Margolis Became Chairman

Source: Company filings.



Total Shareholder Returns Are a Paltry 2.67% Under the Margolis Board

Source: Bloomberg (figures reflect share price and performance up until 08/19/21, which is the day the Razin Group announced the nomination of director candidates for election to the Board of Directors).

NEXTGEN HEALTHCARE HAS UNDERPERFORMED FOR FAR TOO LONG

The Company has underperformed over every relevant time horizon during the period in which Mr. Margolis and the directors we are seeking to replace have controlled the Board



Source: Bloomberg; Performance runs through 08/19/21, which is the day the Razin Group announced the nomination of director candidates for election to the Board of Directors.

NEXTGEN HEALTHCARE'S SHARES NOW TRADE AT A PUNISHING DISCOUNT

The Company's shares currently trade at a multiple of less than 2x annual revenue, while a majority of proxy peers are trading at multiples of more than 4x annual revenue



Source: Company filings; Bloomberg; closing prices as of 08/19/21, which is the day the Razin Group announced the nomination of director candidates for election to the Board of Directors.

MR. MARGOLIS AND THE BOARD'S LEADERS BEAR ACCOUNTABILITY

Mr. Margolis and his hand-picked committee chairs have presided over years of stagnation, while continuously concentrating their power, reaping outsized compensation and stifling boardroom debate

- Mr. Margolis and his allies have effectively developed a "shadow board of directors" that controls all decision-making at NextGen Healthcare

- As we outline in this presentation, each of these directors is directly responsible for specific missteps that have harmed shareholders

- Despite their weak track records, these directors have been handsomely rewarded with plum leadership positions and excess compensation

- The reincorporation currently proposed by Mr. Margolis and his allies clearly demonstrates their efforts to further entrench themselves in their positions of power and paints a clear picture that this Board leadership should not be entrusted to look after the best interests of shareholders at this time



Jeffrey Margolis
(Chairman)
Director since 2014



Craig Barbarosh
(Vice Chairman, Chair of Compensation Committee*)
Director since 2009
Appointed to these roles during Mr. Margolis' tenure



George Bristol
(Chair of Audit Committee)
Director since 2008



Morris Panner
(Chair of Nominating & Governance Committee*)
Director since 2013
Appointed as Chair during Mr. Margolis' tenure

THE MARGOLIS BOARD HAS FOSTERED DISMAL CORPORATE GOVERNANCE

Mr. Margolis and his committee chairs have consistently undermined the tenets of sound governance, as evidenced by the following issues:

CONCERNING BOARDROOM INTERLOCKS 	**LACK OF SUCCESSION PLANNING** 	**HISTORY OF OPAQUE DISCLOSURES** 
POOR EXECUTIVE COMPENSATION POLICIES 	**UNJUSTIFIABLY HIGH DIRECTOR COMPENSATION** 	**INEFFECTIVE AND UNCLEAR CAPITAL ALLOCATION POLICY** 

THE MARGOLIS BOARD HAS PURSUED BRAZEN ENTRENCHMENT TACTICS

Mr. Margolis and his allies, who collectively own a de minimis number of shares, have recently proposed an unprecedented Delaware reincorporation in the face of an election contest to further entrench themselves and limit their accountability to shareholders – elements include:

ATTEMPTING TO EFFECT CHANGES AND REINCORPORATE IN DELAWARE DURING THE MEETING



PRECLUDING SHAREHOLDERS FROM FILLING DIRECTOR VACANCIES



RAISING THE THRESHOLD FOR CALLING A SPECIAL MEETING BY 50%



PROHIBITING SHAREHOLDERS FROM ACTING BY WRITTEN CONSENT



PROVIDING THE BOARD WITH THE EXCLUSIVE ABILITY TO FIX THE NUMBER OF DIRECTORS



ELIMINATING CUMULATIVE VOTING IN THE ELECTION OF DIRECTORS WITHOUT A PUBLIC COMMITMENT TO <u>NOT</u> INVOKE CUMULATIVE VOTING THEMSELVES



The Margolis Board and its counsel clearly understood the ramifications of including the director vacancy provision in the Charter, which prevents shareholders from amending it without the Board's approval

THE MARGOLIS BOARD HAS EMBRACED A FAILED ACQUISITIONS STRATEGY

Mr. Margolis and his allies need to be held accountable for a "strategy" that has not produced value for shareholders



Deals Between 2016-2019
January 4, 2016: Quality Systems buys HealthFusion for $165 million plus potential contingent consideration of up to $25 million
April 17, 2017: NextGen Healthcare completes acquisition of Entrada, Inc. for $34 million
August 16, 2017: NextGen Healthcare completes acquisition of EagleDream Health Inc. for ~$26 million
October 23, 2019: NextGen Healthcare acquires Topaz Information Solutions for undisclosed amount
December 9, 2019: NextGen Healthcare acquires Medfusion, Inc. for $43 million
December 18, 2019: NextGen Healthcare acquires OTTO Health for undisclosed amount

- X More than $200 million spent between 2016 and 2019 has done little more than conceal the Company's anemic organic revenue growth
- X The Company's share price was higher at the beginning of 2016 – prior to these acquisitions – than it is today
- X In keeping with the Company's nonexistent capital allocation policy, shareholders have not been provided updates on the success and benefits of these acquisitions, which deliberately obscures the value-add (if any) of these acquisitions

> ***"The revenues, earnings, and pro forma effects of the Topaz, Medfusion, and OTTO acquisitions are not, and would not have been, material to our results of operations, individually and in aggregate, and the disclosure of such information is impracticable… "***

Company's 2021 10-K filing

Source: Company filings.

THE MARGOLIS BOARD HAS MADE EMPTY PROMISES FOR YEARS

Under Mr. Margolis' leadership, NextGen Healthcare has repeatedly claimed to be on the precipice of major organic growth for 19 consecutive quarters

> " *This continued progress makes us confident in our outlook for the longer-term as we continue to deliver value for our clients and* <u>*position ourselves to deliver future growth.*</u> "

Company press release, dated January 25, 2018

> " <u>*We remain confident in our growth strategy,*</u> *the market opportunity, and our plan to deliver 20% operating margin in the next three years.* "

Company press release, dated May 28, 2019

> " *Our third fiscal quarter of FY20 was another solid operating quarter which saw further enhancements in client satisfaction, two significant and successful client events, and three acquisitions which* <u>*position us well to own the patient experience and drive growth*</u> *in behavioral health.* "

Company press release, dated January 23, 2020

> " *[...] our leadership team is committed to advancing our long-term growth strategy by expanding the breadth of our product offering and enhancing our commercial capabilities.* <u>*We are well positioned to achieve our corporate growth goals.*</u> "

Company press release, dated July 29, 2021

<u>Source</u>: Company press releases.

16

THE MARGOLIS BOARD HAS SEEN A MARGINAL INCREASE IN REVENUE COMPARED TO PEERS

Despite 19 consecutive quarters of claims that the Company is on the precipice of major growth, NextGen Healthcare's revenue only grew 13% under Mr. Margolis – compared to an average 28% increase from peers – while client attrition has increased concerningly



NextGen Healthcare's Annual Revenue Under Mr. Margolis Has Increased Just 13% While Peers Averaged a 28% Increase
$600,000,000
$500,000,000
$400,000,000
$300,000,000
$200,000,000
$100,000,000
$0
$492,477,000
$556,821,000
Less than $100 million increase under Mr. Margolis' six-year tenure
FY2016
FY2017
FY2018
FY2019
FY2020
FY2021

The apparent lack of organic revenue growth is hidden by the Company's numerous acquisitions

Source: Company filings.

THE RAZIN CHAIRMANSHIP ENDED WITH A 100% INCREASE IN ANNUAL REVENUE

During Mr. Razin's last seven years as Chairman, the Company's annual revenue rose ~100% – compared to a mere 13% increase under Mr. Margolis



NextGen Healthcare's Annual Revenue Increased 100% During Mr. Razin's Last Seven Years as Chairman

The Company experienced a $240 million+ revenue increase

$245,515,000

$490,225,000

THE MARGOLIS BOARD HAS ENDORSED NON-ACCRETIVE SPENDING

Despite steady increases in annual spending, the Company has not seen organic growth or share price appreciation – raising questions about what the Board is investing in



SG&A has Risen By 15% Since Mr. Margolis Became Chairman in FY2016

Source: Company 10-K filings.

THE MARGOLIS BOARD HAS SPENT AN EGREGIOUS AMOUNT OF REVENUE ON SG&A EXPENSES

On average, the Margolis Board has spent 32% of NextGen Healthcare's annual revenue on unnecessary SG&A expenses – while peers have spent roughly 19% of their annual revenue on SG&A costs



On Average, NextGen Healthcare Has Spent 32% of Its Annual Revenue on SG&A Under Mr. Margolis

FY2016	31.72%
FY2017	32.11%
FY2018	36.39%
FY2019	31.16%
FY2020	30.57%
FY2021	32.42%

Source: Company 10-K filings.

THE MARGOLIS BOARD HAS REWARDED EXECUTIVES FOR MEAGER RESULTS

During Mr. Barbarosh's tenure as Chair of the Compensation Committee, the Board abandoned performance-based vesting in favor of straight share grants and ineffective grants measured against the Company's budget



FY2021 executive compensation does not include the egregious $20 million stock grants given to the new CEO and Chief Growth Officer

Source: Company filings.

THE MARGOLIS BOARD SUPPORTED UNJUSTIFIABLY HIGH DIRECTOR FEES

We believe Mr. Margolis and his allies' interests are misaligned with shareholders, as evidenced by the fact that director compensation is up ~50% during a period in which shareholders have seen no material value creation



Total Board Compensation During Mr. Margolis' Tenure Increased ~50%

Source: Company 10-K filings.

THE MARGOLIS BOARD DROPPED THE BALL ON SUCCESSION PLANNING

NextGen Healthcare was forced to operate without an interim or permanent chief executive for <u>three months</u> due to the Margolis Board's failure to develop robust succession plans

- NextGen Healthcare's stock price fell nearly 5% following the Company's announcement that former CEO Rusty Frantz was stepping away from his position without a replacement on June 21st

- Instead of identifying candidates that could serve as a replacement when it became clear Mr. Frantz no longer wanted to serve as the Company's chief executive, Mr. Margolis moved to establish an Executive Leadership Committee and Board Oversight Committee

  o These committees were developed to "lead NextGen Healthcare on an interim basis" despite these individuals having no prior experience serving as a CEO

  o Mr. Margolis tapped loyalist Mr. Barbarosh to help lead the Board Oversight Committee with him as well

- **The Razin Group firmly believes that a new CEO should have been vetted, but not hired until this proxy contest is resolved**



NextGen Healthcare Announces CEO Transition

June 21, 2021 at 4:05 PM EDT

📄 PDF Version

Board of Directors Establishes Executive Leadership and Board Oversight Committees and Commences CEO Search

Company Affirms Fiscal Year 2022 Financial Outlook

ATLANTA--(BUSINESS WIRE)--Jun. 21, 2021-- **NextGen Healthcare, Inc.** (Nasdaq: NXGN), a leading provider of ambulatory-focused technology solutions, today announced that the Company and Rusty Frantz have agreed to a mutual separation and that Mr. Frantz will no longer serve as President, Chief Executive Officer or a member of the NextGen Healthcare Board of Directors, effective immediately.

An Executive Leadership Committee has been established to lead NextGen Healthcare on an interim basis while its next CEO is identified with the assistance of executive search firm Spencer Stuart. The Executive Leadership Committee includes NextGen Healthcare Chief Financial Officer James (Jamie) Arnold, Jr., NextGen Healthcare Executive Vice President of Human Resources Donna Greene, NextGen Healthcare Executive Vice President and Chief Technology Officer David Metcalfe and NextGen Healthcare's recently announced Executive Vice President, Chief Growth and Strategy Officer Srinivas (Sri) Velamoor, once he joins the Company in early July. The Executive Leadership Committee will work with a newly established Board Oversight Committee, consisting of independent directors Jeff Margolis and Craig Barbarosh, non-Executive Chairman and Vice Chairman of the Board, respectively.

Source: Bloomberg; Company filings; LinkedIn; Company press release, dated June 21, 2021.

THE MARGOLIS BOARD RAN A QUESTIONABLE CEO SEARCH PROCESS

We find it alarming that the Board not only hired a new leader during a contested election, but also deliberately kept two directors – Messrs. Razin and Rosenzweig – in the dark when making the hiring decision

- We have reason to believe that the Company's new CEO, David Sides, learned of the job opportunity <u>through direct interaction with Mr. Margolis</u>

  - The press release announcing the appointment of Mr. Sides includes no mention of Spencer Stuart, while other press releases related to the CEO search process repeatedly mentioned Spencer Stuart

- The Company has granted Mr. Sides ~640,000 shares – worth ~$10 million – via <u>a three-year, time-based vesting plan that includes no performance milestones</u>

  - This is in addition to an annual base salary of $675,000 and a target bonus – tied to arbitrary metrics – of at least $675,000

- We want Mr. Sides to succeed, but this process raises questions about whether the best candidate – or a convenient one – was selected



Streamline Health's Share Price Fell ~70% During Mr. Sides' Tenure as Chief Executive

Source: Company press releases.

24

THE MARGOLIS BOARD HAS RESORTED TO PEDDLING DISTORTIONS AND MISREPRESENTATIONS ABOUT THE RAZIN GROUP

THE MARGOLIS BOARD'S CLAIMS	THE REALITY
X Mr. Razin hid from the Board side conversations he was purportedly having regarding a potential sale of the Company	✓ The Margolis-led Board ran a failed process to sell the Company, curiously excluding the most likely buyers – which forced Mr. Razin to try and resuscitate a deal by reaching out to one of the prospective buyers in his capacity as a director of the Company
X NextGen Healthcare was a deteriorating business at the time of Mr. Razin's resignation as Chairman and as a result of his leadership on the Board	✓ The Company's share price appreciated 1,150%+ during Mr. Razin's chairmanship. In contrast, NextGen Healthcare's stock has seen paltry returns of just 2.67% under Mr. Margolis
X The Margolis-led Board has appointed a more diverse management team since Mr. Razin resigned as Chairman	✓ 9 out of 11 of the new hires listed by the Company are white men. Of the two women hired, one had actually been appointed during the Razin Chairmanship and the other joined via an acquisition
X The Margolis-led Board has allocated capital toward strategic acquisitions in SaaS solutions	✓ The Margolis-led Board's wasteful spending on poor acquisitions saw a 44% increase in annual spend, the costly termination of the Company's existing R&D efforts and a reallocation of $258 million away from shareholders to fund failed acquisitions and burden the Company with debt
X NextGen Healthcare has never been "better positioned for growth and significant shareholder value creation"	✓ The Company has claimed that it is positioned for growth for 19 consecutive fiscal quarters. Significant growth has never arrived – we believe change is overdue
X Mr. Rosenzweig agreed to step off the Board by the 2020 Annual Meeting and is now reneging on an agreement with the Board, after it granted him a one-year extension	✓ The Margolis-led Board threatened to remove Mr. Rosenzweig from the Board for disagreeing with its flawed plans and strategies. We believe Mr. Rosenzweig's relevant qualifications and experience make him a strong candidate for a Board seat
X The Razin Group's previous nominees "mysteriously dropped off his slate"	✓ The Razin Group proactively reduced its slate in order to not seek control of the Board

Source: Razin Group; Bloomberg; Company filings.

OUR SOLUTION: THE RAZIN GROUP'S MINORITY SLATE

Our nominees collectively possess the experience, perspectives and knowledge that have been marginalized in the boardroom over the past six years

Kenneth H. Fearn



- 25+ years of experience advising corporate leadership teams and allocating capital
- Worked with Fortune 200 companies at McKinsey & Co, with a focus on healthcare sector, to address profitability issues and develop growth strategies
- Experience serving on public and private boards of directors

Mr. Fearn will help the Board create a clear capital allocation framework and oversee management's development of a growth plan

Sheldon Razin



- Founder and current director of NextGen Healthcare, with deep knowledge of the business
- Oversaw 1,150%+ share price appreciation and meaningful value creation during his tenure as Chairman
- Award-winning corporate director and entrepreneur

Mr. Razin will continue to bring sorely-needed ownership perspectives and guide management on organic growth opportunities

Lance E. Rosenzweig



- Current director of NextGen Healthcare
- Extensive experience serving on five public and two PE-backed boards of directors
- Unique experience serving as a Chief Executive Officer at three different technology companies

Mr. Rosenzweig will continue to advocate for organic growth expansion, margin improvement, operational excellence and realigned executive compensation policies

Ruby Sharma



- Former Principal at Ernst & Young LLP and with the EY Center for Board Matters
- Former contributor to Harvard Law School Forum on Corporate Governance
- Financial expert with significant experience advising public companies on audit and tax matters

Ms. Sharma will bring corporate governance best practices to the Board, including ideas for a shareholder-friendly reincorporation and improving shareholder communication

26

OUR SOLUTION: A SLATE WITH A CONSTRUCTIVE VISION

Although the Razin Slate would only be a minority of the Board, our nominees would attempt to work constructively with the other Board members to implement their actionable ideas for establishing a culture of innovation, transparency and value creation – these ideas include:

A Re-Evaluation of Strategic and Operational Priorities

Since presenting a "cover the waterfront" strategy that lacked specificity and omitted key performance indicators in March 2021, the Company's share price is down 20% – suggesting to us that a refreshed Board must work with new management to develop a credible, measurable plan to accelerate growth and improve profitability

Disciplined Capital Allocation Policy

A refreshed Board should set a capital allocation policy that deemphasizes spending on consultants and transactions in favor of accretive investments in the Company's existing sales team, support services and technology offerings

Aligned Leadership Compensation

A refreshed Compensation Committee should align executive incentive pay and share vesting to key performance metrics, such as annual net income or shareholder returns. Director fees should also be reduced to normalized levels for a $1 billion market cap entity

A Shareholder-Friendly Reincorporation

A refreshed Board will need to regain shareholders' trust by initiating a truly shareholder-friendly Delaware reincorporation that scraps onerous provisions, such as restricting shareholders from filling director vacancies and acting by written consent

Source: Bloomberg.

THE TAKEAWAY: NOW IS THE TIME TO RESET THE BALANCE OF POWER IN NEXTGEN HEALTHCARE'S BOARDROOM

As a new Chief Executive Officer takes the helm, shareholders have a unique opportunity to establish a new corporate culture by ridding the Board of imperial directors who have already failed to empower, incentivize and oversee management, and prioritize shareholders' best interests

---



A CLOSER LOOK:
THE CASE FOR BOARDROOM CHANGE

SUSTAINED FINANCIAL UNDERPERFORMANCE

Relevant small cap indices outperformed NextGen Healthcare by over 50x during Chairman Margolis' tenure



NextGen Healthcare's Total Shareholder Returns Lag Indices Over Every Time Horizon

Legend: ■ Russell 2000 Index ■ S&P SmallCap 600 Health Care Index ■ S&P SmallCap 600 Information Technology Index ■ NextGen Healthcare

- 1-Year TSR: 37%, 35%, 48%, 9%
- 3-Year TSR: 31%, 32%, 63%, -32%
- 5-Year TSR: 84%, 150%, 131%, 30%
- Margolis Tenure: 93%, 161%, 166%, 3%

Source: Bloomberg; Performance runs through 08/19/21, which is the day the Razin Group announced the nomination of director candidates for election to the Board of Directors.

SUSTAINED FINANCIAL UNDERPERFORMANCE (CONT.)

NextGen Healthcare's performance under Mr. Margolis does not track with the tremendous growth realized by many of its peers during the same time period



Source: Bloomberg; Performance runs through 08/19/21, which is the day the Razin Group announced the nomination of director candidates for election to the Board of Directors.

A CONSEQUENCE OF UNDERPERFORMANCE: A STEEP TRADING DISCOUNT

The Company's shares trade at a multiple of less than 2x annual revenue, while certain high-performing peers are trading at multiples of more than 4x annual revenue



NextGen Healthcare Trades Lower Than Vast Majority of Peers

Source: Company filings; Bloomberg; closing prices as of 08/19/21, which is the day the Razin Group announced the nomination of director candidates for election to the Board of Directors.

NUMEROUS BOARDROOM ISSUES

Mr. Margolis and his allies have created a toxic boardroom environment to the detriment of shareholders



IMPERIAL BOARDROOM CULTURE   FOSTERED UNDER MR. MARGOLIS

 **TROUBLING INTERCONNECTIVITY**

 **RISING DIRECTOR COMPENSATION**

 **ILLOGICAL EXECUTIVE COMPENSATION MODEL**

 **DISMAL CAPITAL ALLOCATION POLICY**

 **POOR SUCCESSION PLANNING**

 **SLOW TO EMBRACE DIVERSITY, EQUITY & INCLUSION**

BOARDROOM ISSUE #1: IMPERIAL CULTURE UNDER MR. MARGOLIS

Mr. Margolis and his allies have effectively assumed control of the Company, which has thwarted the Razin Group's ability to help deliver strong value to shareholders

- **For years, Mr. Margolis and his allies, Craig Barbarosh, George Bristol and Morris Panner, have tightly held the most important leadership roles on the Board**
- **Despite dramatic underperformance, Mr. Margolis and his allies have consistently dismissed divergent viewpoints and focused instead on tightening their grip over the boardroom and corporate decision-making**
- **Mr. Margolis attempted to force Russell Pflueger (successfully) and Mr. Rosenzweig off the Board for expressing different viewpoints**

Board Leadership	Nominating and Governance Committee	Compensation Committee	Special Transactions Committee	Board Oversight Committee	Audit Committee
• *Jeffrey Margolis (Chairman)*	• *Morris Panner (Chair)*	• *Craig Barbarosh (Chair)*	• *Jeffrey Margolis (Chair)*	• *Jeffrey Margolis*	• *George Bristol (Chair)*
• *Craig Barbarosh (Vice Chairman)*	• *Craig Barbarosh*	• *Morris Panner*	• *Morris Panner*	• *Craig Barbarosh*	• *Lance Rosenzweig*
	• *George Bristol*	• *Julie Klapstein*	• *Craig Barbarosh*		• *Julie Klapstein*
			• *George Bristol*		

We believe the Entrenched Four are more focused on maintaining their lucrative positions than taking the necessary actions to put NextGen Healthcare in the best position to succeed

Source: Company filings.

BOARDROOM ISSUE #2: TROUBLING INTERCONNECTIVITY

Board leadership has a deeply rooted history of interrelationships and conflicts of interest

- **Imperial Chairman Margolis has wasted tens of millions of dollars in shareholder capital on unnecessary and ineffective consultants to which he has direct ties**
  - After becoming Chairman, Mr. Margolis retained management consulting firm Oliver Wyman, at which he was previously a Senior Executive Advisor from 2012-2013
  - Mr. Margolis also tapped McKinsey & Co. for a multimillion-dollar assignment, which resulted in the hiring of Sri Velamoor, whose salary has never been disclosed to the rest of the Board
  - Messrs. Margolis and Velamoor serve together on the Advisory Board of the UCI Center for Digital Transformation, and Mr. Velamoor previously provided an endorsement quote for one of Mr. Margolis' books
- **Chairman Margolis had existing interrelationships before becoming a member of the Board**
  - Mr. Margolis was originally recruited by Mr. Barbarosh, who advocated heavily for Mr. Margolis to become Chairman in 2015
  - In return, Mr. Margolis rewarded Mr. Barbarosh by making him the Board's Vice Chairman
  - Former Board member James C. Malone was also the Chief Financial Officer at TriZetto Corporation, a company at which Mr. Margolis was the founding CEO and Chairman Emeritus for 14 years


James C. Malone
Craig Barbarosh
TriZetto Corporation
Recruited to Board
Jeff Margolis
McKinsey & Co.
Sri Velamoor

Source: Company filings.

BOARDROOM ISSUE #2: TROUBLING INTERCONNECTIVITY (CONT.)

Interrelationships are impairing the Board's ability to conduct an objective and robust search process for executives and new directors

The recent director search resulted in the nomination of two new Board members, both of whom have ties to Margolis-ally Morris Panner

NextGen Healthcare nominee Pamela Puryear was classmates at Yale University with Mr. Panner



Pamela Puryear, PhD
EVP, Global Chief Human Resources Officer, Walgreens Boots Alliance
Walgreens Boots Alliance
Harvard Business School
Education
Harvard Business School
Master of Business Administration (MBA)
Yale University
California School of Professional Psychology (CSPP)
Doctor of Philosophy (PhD), Organizational Psychology
Morris Panner
CEO
Washington, District of Columbia, United States · Contact info
Ambra Health
Harvard Law School
Education
Harvard Law School
JD, Law
1985 – 1988
Yale University
BA, History
1980 – 1984
Brighton High School

Recently-appointed Board member Geraldine McGinty works for Weill Cornell Medicine, which is a customer of Ambra Health, where Mr. Panner is the CEO



Weill Cornell Medicine
Geraldine McGinty MD, MBA, FACR
Senior Associate Dean for Clinical Affairs
New York, New York, United States · Contact info
500+ connections
NextGen Healthcare
Columbia University - Columbia Business School
AMBRA
See how leading providers drive innovation with Ambra Health's agile medical image management solutions.
JOHNS HOPKINS
Stanford Children's Health
Weill Cornell Medicine
PAREXEL
ENVISION RADIOLOGY
SPECTRUM HEALTH

These deep interlocks have perpetuated the Board's imperial culture and left the Entrenched Four largely unchecked

Source: LinkedIn; Company filings.

BOARDROOM ISSUE #3: POOR SUCCESSION PLANNING

In the face of repeated suggestions from the Razin Group, Board leadership failed to establish a succession plan despite years of underperformance under the former CEO

Mr. Margolis and his allies ignored suggestions about the need for a succession plan and agreed to pay Mr. Frantz millions of dollars in severance following his sudden, voluntary departure on June 21, 2021

- Mr. Margolis and his allies first refused and were then delayed in disclosing departure negotiations with the rest of the Board
  - These individuals have a fiduciary duty to notify fellow directors that they were discussing Mr. Frantz's potential departure, as well as any separation agreement

- The Entrenched Four rushed to create an "Executive Leadership Committee" following the announcement, which is an insufficient substitute for identifying an interim or permanent CEO

- Based on prior performance, there is little or no reason to believe that the new CEO will do any better than the old CEO



NextGen Healthcare Stock Price (May-Sept. 2021)

Former CEO Rusty Frantz's departure on June 21, 2021

Source: Bloomberg; Company filings; Investing.com

BOARDROOM ISSUE #3: POOR SUCCESSION PLANNING (CONT.)

The Margolis Board rushed into hiring a new CEO

- The Razin Group implored the Margolis-led Board to **refrain from hiring a new CEO until after the election of directors at the Annual Meeting**

- The Margolis Board's decision to hire a new CEO during an election contest underscores existing boardroom dysfunction

  - How is it possible that two directors – Messrs. Razin and Rosenzweig – were kept in the dark about the candidates being vetted until the decision to hire this CEO was already made?
  - This is the latest in a troubling pattern of isolating directors who refuse to rubberstamp decisions made by Messrs. Margolis and Barbarosh

- Compensation for the new CEO is excessive compared to industry norms

- **The new CEO's performance during his 4-year tenure as CEO of Streamline Health (NASDAQ: STRM) resulted in a loss of ~70% of the company's market value**

- While the Razin Group's nominees will keep an open mind and intend to work with the new CEO, **this new hire further illustrates the need for change in the boardroom to ensure that the CEO is properly challenged in decision-making and supported by new directors who will not allow a repeat of what transpired with the previous CEO**



Streamline Health's Stock Price Fell ~70% During David Sides' CEO Tenure

Source: Bloomberg

BOARDROOM ISSUE #4: AN ILLOGICAL EXECUTIVE COMPENSATION MODEL

The entrenched directors are de minimis owners of NextGen Healthcare, who perpetuate their misalignment with shareholders by upholding a compensation model not tied to performance

- In recent years, the Company's executive compensation plan has departed from thoughtful performance-based vesting in favor of straight share grants and ineffective grants measured against the Company's budget

    o **THE TAKEAWAY: This illogical model disincentivizes management from focusing on organic growth and innovation**

- While shareholders have suffered, Margolis ally and Compensation Committee Chair Mr. Barbarosh awarded the Company's executives an exorbitant amount of compensation, including large bonuses and share grants to C-level executives

    - The Margolis Board recently announced $16 million grants for Messrs. Sides and Velamoor, with no ties to performance, after failing to disclose Mr. Velamoor's $6 million grant for four months following the commitment

- **Demonstrating a lack of confidence in NextGen Healthcare's future growth, Mr. Margolis and his boardroom allies have also failed to make any meaningful open market purchases to strengthen alignment with shareholders**

    o Notably, Mr. Margolis only holds approximately 0.25% of shares – thanks to years of awards from Mr. Barbarosh



EXECUTIVE COMPENSATION BY THE NUMBERS

↗ Since the Company suspended the payment of dividends to shareholders in 2016, total executive compensation has **increased by 65.68%**

↗ Since Mr. Margolis became Chairman in 2015, shareholders have only received a mere 2.67% return while executive compensation has **skyrocketed nearly 250%**

BOARDROOM ISSUE #4: AN ILLOGICAL EXECUTIVE COMPENSATION MODEL (CONT.)

NextGen Healthcare's former CEO was rewarded compensation at competitive levels that met or exceeded the market, despite shareholder value remaining essentially flat



Historical NextGen Healthcare CEO Total Direct Compensation ("TDC") vs. Stock Price vs. Nasdaq Composite

Legend: CEO Actual TDC (millions) | NXGN Stock Price | Nasdaq Composite (Index price /100)

Source: Bloomberg; Company filings.

BOARDROOM ISSUE #5: DISMAL CAPITAL ALLOCATION

The Margolis-led Board has overseen a wasteful capital allocation policy that includes egregious overhead costs

<u>Prior to Mr. Margolis becoming Chairman in 2015, the Company had strong cash flow, high growth, no debt and was paying tens of millions of dollars per year in dividends to shareholders</u>

- The Company's share price has dramatically underperformed the broader markets, industry indices, and the majority of peers since Mr. Margolis was appointed Chairman

<u>Overhead costs have also swelled since 2015 – likely due to the numerous acquisitions amounting to over $200 million – while the Company struggled with liquidity issues, despite no current outstanding debt</u>

- These acquisitions have not resulted in any meaningful stock price appreciation or accretive outcomes for shareholders

- While the Company has been pouring capital into overpriced, poorly-executed acquisitions, organic growth has been paltry and cash on hand has diminished



NextGen Healthcare Operating Expenses vs. Liquidity ($ in millions)

Legend: SG&A, R&D, Cash and cash equivalents

SG&A has consistently exceeded the amount of available cash on the Company's books

BOARDROOM ISSUE #5: DISMAL CAPITAL ALLOCATION (CONT.)

NextGen Healthcare's $165 million acquisition of HealthFusion was its first and most egregious purchase under Mr. Margolis

- In 2016, NextGen Healthcare acquired HealthFusion, makers of the MediTouch platform, **for $165 million plus potential additional contingent consideration of up to $25 million**

- Prior to the deal, NextGen Healthcare had already initiated a transition to its own cloud-based solutions, including its NextGen Now product

  o In acquiring HealthFusion for its MediTouch platform, **the Margolis-led Board wrote off millions of dollars in ongoing research and development**

- **Two years after the deal was consummated, the Margolis Board admitted that it was a failure**



Source: Company filings; mobihealthnews.com; Company press release, dated November 2, 2015.

BOARDROOM ISSUE #5: DISMAL CAPITAL ALLOCATION (CONT.)

The HealthFusion acquisition lacked synergies and temporarily piled debt on the Company's balance sheet, making it a complete failure

- **NextGen Healthcare's business model focused on multi-site, enterprise offices while HealthFusion's MediTouch was designed specifically for the small-practice ambulatory market**
  - This acquisition completely lacked synergies, in our view

- CEO Rusty Frantz claimed the Company would "focus on expanding the platform to satisfy the needs of practices of increasing size and complexity"
  - **However, NextGen Healthcare failed to successfully scale the platform to become the Company's premier "cloud-based solution"**



businesswire

Quality Systems, Inc. Announces Agreement to Acquire HealthFusion Holdings, Inc.

Acquisition to accelerate cloud-based development and delivery of QSI/NextGen Healthcare core applications and elevate commitment to ambulatory services sector with addition of clients

October 30, 2015 05:11 PM Eastern Daylight Time

IRVINE, Calif.--(BUSINESS WIRE)--Quality Systems, Inc. (NASDAQ: QSII), announced today an agreement to acquire HealthFusion Holdings, Inc. (HealthFusion) for $165 million plus potential additional contingent consideration of up to $25 million.

"The acquisition of HealthFusion is another example of our strategy to expand both client base and solution capabilities in our ambulatory market. We look forward to sharing this acquisition as a part of our broader strategy with our client base at our annual User Group Meeting in Las Vegas starting this Sunday, November 1," said Rusty Frantz, president and chief executive officer at Quality Systems, Inc.

"HealthFusion brings an extremely intuitive, fully mobile, cloud-based solution that affords smaller groups of physicians and other providers a clean EHR experience within a fully integrated suite of solutions for their practice. Over time, we will focus on expanding the platform to satisfy the needs of practices of increasing size and complexity. We will also look to provide some of our broader service capabilities to the HealthFusion client base," Frantz explained.

The acquisition lacked synergies, as NextGen Healthcare and HealthFusion's business models focused on dramatically different practice groups

Source: Company filings; Company press release, dated January 4, 2016.

BOARDROOM ISSUE #6: RISING DIRECTOR COMPENSATION

Mr. Margolis and his allies have continued to increase Board compensation – <u>paying themselves between 80-125% higher than the market</u> – despite presiding over a period of lackluster performance

Director	Total Direct Compensation (TDC)	NACD[2] Median TDC (Small Cap Group)	NXGN TDC Variance to NACD Small Cap TDC	NACD[2] Median TDC (Top 200 Group)	NXGN TDC Variance to NACD Top 200 TDC
Craig A. Barbarosh	**$399,002**	$177,318	**125%**	$305,250	**31%**
George H. Bristol	**$321,008**	$177,318	**81%**	$305,250	**5%**
Julie D. Klapstein	$277,008	$177,318	56%	$305,250	-9%
James C. Malone	$259,008	$177,318	46%	$305,250	-15%
Jeffrey H. Margolis	**$335,002**	$177,318	**89%**	$305,250	**10%**
Morris Panner	**$319,008**	$177,318	**80%**	$305,250	**5%**

- Annual director compensation during Chairman Margolis' tenure **has increased ~50%**

- **The Entrenched Four pay themselves between 80% and 125% higher compared to the median TDC for board directors of Small Cap companies** (the group in which NextGen Healthcare belongs) according to the National Association of Corporate Directors ("NACD") annual director compensation survey

- When compared to the median TDC for board directors of the Top 200 companies in the NACD survey, which includes companies whose market cap far exceed $10 billion, **the Entrenched Four are also paid above that figure – ranging from 5% to 31% higher**

<u>Source</u>: National Association of Corporate Directors; Company filings.

BOARDROOM ISSUE #7: SLOW TO EMBRACE DIVERSITY, EQUITY AND INCLUSION

NextGen Healthcare's lack of gender and racial diversity in both the boardroom and C-suite is apparent

The Company has been slow to adopt boardroom diversity and recruiting the next generation of high-quality directors

- The Company had one female director prior to appointing Dr. Geraldine McGinty to the Board earlier this month

- The Company has also been slow to add directors from diverse ethnic backgrounds, with all other directors being white males

- Only white males – the Entrenched Four – serve in Board leadership positions

- The executive team also lacks diversity, with the Company's seven highest paid employees being men

> *In our view, it is clear that the Board only began to place emphasis on DEI matters in anticipation of the Razin Group's nominations*

NXGN Board of Directors



NXGN C-Suite



RECAP: THE BOARD IS THREATENING SHAREHOLDERS' LONG-TERM INTERESTS

If Mr. Margolis and his allies truly have shareholders' best interests in mind, we question why they would:

1. Consistently dismiss divergent viewpoints and focus instead on tightening their power grip in the boardroom?

2. Attempt to ram through a series of shareholder-unfriendly provisions under a reincorporation proposal at this year's meeting?

3. Fail to plan for the succession of a CEO, while withholding from fellow Board members that they were discussing Mr. Frantz's potential departure, as well as a separation agreement?

4. Award Mr. Frantz millions of dollars in severance following his voluntary departure in June?

5. Allow executive compensation to skyrocket despite paltry returns and no dividends for shareholders?

6. Reward themselves in compensation between 80-125% above market, despite presiding over a period of lackluster performance?

7. Partake in performative "diversification" efforts now that there is a contested election?

8. Have mostly recruited other Board members through personal connections?

> *We believe it is time to do away with the imperial Margolis-led Board and install a new generation of highly-qualified Board members that can help the business thrive*



A CLOSER LOOK:
THE ANTI-SHAREHOLDER REINCORPORATION

THERE IS NO GOOD REASON FOR THE REINCORPORATION PROPOSAL TO BE CONSIDERED AT THE ANNUAL MEETING

The Margolis Board has gone to great lengths and expense to jam through a shareholder-unfriendly Delaware Reincorporation solely to eliminate cumulative voting, despite the Razin Group having committed not to cumulate its votes for directors

- The Entrenched Four are asking shareholders to approve a new governance system, on an expedited basis, that severely limits shareholder rights and abilities for no clear reason other than their own entrenchment

- The Razin Group believes this reactionary decision was made in an attempt to prevent shareholder-driven change at the upcoming Annual Meeting and limit shareholders' future rights

- The Razin Group has addressed the Company's two biggest reasons for attempting to effect the reincorporation by reducing its slate to a minority of the Board and committing not to invoke cumulative voting at the Annual Meeting
  - The Razin Group sees no other reason for the reincorporation as currently proposed other than to entrench the Board, seeing as how it limits the rights that shareholders currently enjoy

- **The Board's true entrenchment intentions are laid bare once shareholders realize what is being sold to them as "governance enhancements" and "best practices" are in fact a series of shareholder-unfriendly changes that are not supported by leading proxy advisory firms**

The Deal

NextGen Proxy War Defense Plan Pushes Limits

Experts weigh in on the ambulatory IT software company's unusual effort to change the rules for voting in a director election.

 By Ronald Orol
August 25, 2021 03:10 PM

NextGen's annual meeting agenda, however, comes with an unusual, possibly unprecedented twist. On the agenda is a company-backed proposal to eliminate NextGen's cumulative voting structure, which allows a large shareholder to apply all its votes to one or two, possibly three, candidates. It also has a company-backed measure up that would shift NextGen's state of incorporation from California to Delaware.

But, importantly, Atlanta-based NextGen noted in proxy materials that if the proposals to reincorporate and eliminate cumulative voting were approved, cumulative voting would "not be available" for the election of directors — at the same October meeting.

Source: The Deal; Company press release, dated August 25, 2021; Company filings.

REALITIES OF THE PROPOSED DELAWARE REINCORPORATION

The proposed Delaware reincorporation is a brazen entrenchment maneuver that would strengthen the Board's power at the expense of shareholder rights by:

 **Precluding shareholders from filling director vacancies**

 **Raising the threshold for calling a Special Meeting by 50%**

 **Prohibiting shareholders from acting by written consent**

 **Allowing the board to unilaterally fix the number of directors**

 **Eliminating cumulative voting in the election of directors in a self-serving manner**

Source: Company filings.

PROPOSED BYLAWS WOULD MAKE IT DIFFICULT FOR SHAREHOLDERS TO CALL A SPECIAL MEETING

These unreasonably restrictive and overly burdensome requirements are clearly intended to deter and make it exceedingly difficult for a shareholder to request a special meeting

The "Demand Record Date" request requires extensive information concerning the requesting shareholder that goes far beyond what is reasonable or required for a company to merely set a record date to determine which shareholders can request that a special meeting be called, including but not limited to the following:

X   Upon receipt of a request to fix a Demand Record Date, the Board has 10 days to set a Demand Record Date and has **unfettered ability to select a Demand Record Date that is as far out in the future as it chooses**

X   The Bylaw provisions require that **the request(s) to call a Special Meeting come from record holders of shares of the Company**, which is unreasonable and unduly burdensome, and clearly intended to obstruct the calling of such a Special Meeting

X   The Bylaw provisions require a **separate demand be submitted by each shareholder** who joins in the request to call the special meeting with unreasonable information requirements and **requirements that each shareholder update and supplement their previously provided information** as of (i) the record date and (ii) 10 business days before the date of the Special Meeting – these requirements are clearly designed to deter a shareholder from joining another shareholder's request to call a special meeting

The Board then has the ability to set a date for the shareholder-called special meeting for as far out as it so chooses, with no limitations set forth under the Bylaws

THE REMOVAL OF CUMULATIVE VOTING IS A PLOY

The Board is using cumulative voting as a scare tactic to misrepresent the Razin Group and our intentions

- We believe that the proposal to remove cumulative voting was a blatant reactionary move to the Razin Group's nomination of director candidates

NextGen Healthcare has failed to:

- x Commit to not cumulate votes in a manner that favors the Entrenched Four, nor
- x Make any attempt to discuss with the Razin Group how to avoid any cumulative voting effects at the Annual Meeting

Contrastingly, the Razin Group has:

- ✓ Publicly committed to not invoke cumulative voting at this year's contested election of directors, and also
- ✓ Publicly offered to work in good faith with the Company to arrive at a fair and reasonable method of vote cumulation should any other shareholder invoke cumulative voting

> " *The bundling of a director election vote together with a proposal to eliminate cumulative voting all in one meeting is* <u>*unusual, possibly unprecedented, and could confuse shareholders.*</u> "

"NextGen Proxy War Defense Plan Pushes Limits"
The Deal, August 2021

> " *The Board of Directors did not intend to present the shareholders of the Company with the Reincorporation Proposal (Proposal 1)* <u>*until Messrs. Razin and Rosenzweig informed the Company that intended to run a contested election of directors for control of the Board.*</u> "

NextGen Healthcare's definitive proxy statement, filed on September 13, 2021.

The Razin Group has publicly committed not to invoke cumulative voting at the Annual Meeting, and the Board knows it's highly unlikely that any shareholder will invoke cumulative voting since doing so would require taking out a "Legal Proxy"

Source: Company filings; The Deal; Company filings; Company press release, dated August 25, 2021.

KEY DIFFERENCES BETWEEN THE COMPANY'S REINCORPORATION VS. THE RAZIN GROUP'S PROPOSED PRO-SHAREHOLDER REINCORPORATION

PROVISION	ENTRENCHED FOUR'S PROPOSALS	RAZIN GROUP'S PROPOSALS
Shareholder Ability to Call Special Meetings	X Proposing to increase the percentage of shares required to call a special meeting to **15% (a 50% increase from its current standard)**, with Bylaw provisions that include unreasonable procedural requirements for requesting shareholders to set a record date for seeking shareholder support to call a special meeting, causing undue burden and delay in calling a special meeting	✓ **Committed to proposing an unfettered right for shareholders to call special meetings at the current 10% threshold with no overly cumbersome or restrictive procedural requirements that unduly burden and delay the calling of the special meeting**

Filling Vacancies and Newly Created Directorships on the Board	X **Proposing to eliminate all shareholders' ability to fill vacancies on the Board.** Even worse, the Entrenched Four's proposal would be included in NextGen Delaware's Charter, **which cannot be amended by shareholders unless the Board first approves the amendment**
	   X A double-whammy for shareholders and demonstrates the Entrenched Four's true entrenchment intentions. The Board could have included this provision in NextGen Delaware's Bylaws, thereby granting shareholders the ability to seek to amend it so that shareholders could have the right to fill vacancies in the future
	   X Further, the ability of shareholders to remove directors without cause is rendered meaningless since shareholders would not be able to fill the vacant seat of any director that would be removed
	   X The Entrenched Four and their counsel clearly understood these ramifications of placing this provision in the Charter when drafting their entrenchment-minded Delaware governing documents
		✓ **Committed to proposing a provision in NextGen Delaware's Bylaws that would permit shareholders to elect directors to fill any vacancies on the Board**

Shareholder Action by Written Consent	X **Proposing to eliminate shareholders' ability to act by written consent**	✓ **Committed to maintaining shareholders' ability to act by written consent**
Advance Notice of Shareholder Nominations and Proposals	X The Entrenched Four are proposing a common entrenchment tactic by **requiring that any director candidate nominated by a shareholder must consent to being named in the Company's proxy statement** X Further the Entrenched Four have arbitrarily capped the number of persons a shareholder may nominate to the Board of Directors at the number of directors that are subject to election at the meeting, thereby eliminating a nominating shareholder's ability to nominate replacement or backup nominees in the event one of their nominees becomes incapacitated or otherwise elects not to stand for election, and also where the total number of directors up for election is not always known as of the nomination deadline	✓ **Committed to maintaining reasonable advance notice provisions with no overly burdensome and impractical procedural requirements or unreasonable limitations on nominations**

Source: Company filings.



OUR SOLUTION: THE RAZIN GROUP SLATE

WE HAVE NOMINATED THE RIGHT SLATE FOR THIS KEY MOMENT IN TIME

Our nominees collectively possess the experience, perspectives and knowledge that have been marginalized in the boardroom over the past six years

Kenneth H. Fearn	Sheldon Razin	Lance E. Rosenzweig	Ruby Sharma
			
Mr. Fearn will help the Board create a clear capital allocation framework and oversee management's development of a growth plan	Mr. Razin will continue to bring sorely-needed ownership perspectives and guide management on organic growth opportunities	Mr. Rosenzweig will continue to advocate for organic growth expansion, margin improvement, operational excellence and realigned executive compensation policies	Ms. Sharma will bring corporate governance best practices to the Board, including ideas for a shareholder-friendly reincorporation and improving shareholder communication

BIOGRAPHY FOR KENNETH H. FEARN



Mr. Fearn has deep capital markets acumen, significant strategic planning experience and strong knowledge of public company governance. We believe he has the right background for helping the Board establish an accretive capital allocation framework and once again embrace a growth-focused mindset

- Founder and current Managing Partner of Integrated Capital LLC, a private equity firm that has acquired more than $500 million in assets since inception

- Former executive at McKinsey & Company, where he advised an array of Fortune 200 companies on business plans and profitability strategies, with a particular focus on the healthcare sector

- Former banker at JPMorgan Chase & Co. (NYSE: JPM), where he advised companies on an array of transactions

- Currently serves on the Braemar Hotels & Resorts Inc. (NYSE: BHR) Board of Directors

- Holds a Bachelor of Arts from the University of California, Berkeley and a Master of Business Administration from the Harvard University Graduate School of Business

ENDORSEMENTS FOR MR. FEARN

> " *I appreciate Ken's operating, financial, and strategic expertise. He has shown a willingness to actively engage with our team, <u>often asking the challenging questions in a direct but collegial manner which have been beneficial to the company.</u>* "

Monty J. Bennett, Chairman of the Board of Directors of Braemar Hotels and Resorts (NYSE: BHR)

> " *[…] <u>I have found Ken to be an incredibly diligent and disciplined director whose strict focus is ensuring that our shareholder's interests are well represented.</u> In particular, he evaluates all board decisions in light of what creates and sustains long-term shareholder value.* "

Curtis McWilliams, Director of Braemar Hotels and Resorts (NYSE: BHR); Non-Executive Chairman, Ardmore Shipping Corporation (NYSE: ASC)

> " *<u>He is a constructive director who not only provides useful strategic insight but also listens to others and contributes in a respectful, collaborative way to board deliberations</u> […] In short, Ken is a board asset by any definition.* "

Stefani Carter, Lead Independent Director of Braemar Hotels and Resorts (NYSE: BHR), Chair of the Board of Wheeler Real Estate Investment Trust (NASDAQ: WHLR), Board Member of Axos Bank

BIOGRAPHY FOR SHELDON RAZIN



Mr. Razin is a recognized leader in the healthcare technology space with years of service on NextGen Healthcare's Board and extensive knowledge of the Company's inner workings. We believe he has the best experience for helping the Board grow NextGen Healthcare and restoring value for shareholders

- Founder, Chairman Emeritus and current director of NextGen Healthcare

- Nationally recognized for his service as a director, having been honored as Chairman of the Year in the 2009 American Business Awards, Director of the Year in Orange County's 16th Annual Forum for Corporate Directors Awards in 2011, and 2009 Ernst & Young Entrepreneur of the Year in the Healthcare Category for the Orange County and Desert Cities region

- Formerly held various technical and managerial roles at Rockwell International Corporation, a major U.S. manufacturing conglomerate

- Holds a Bachelor of Science in Mathematics from the Massachusetts Institute of Technology

ENDORSEMENTS FOR MR. RAZIN

> "
> *Every decision he makes is with a focus and commitment on building long term value for investors, customers and employees [...]* so if you want a board member that will help ensure decisions are made in the pursuit of long term and durable value, Shelly is an ideal candidate.
> "

David Wyle, Founder and CEO, SurePrep, LLC
and e-Pace Software

> "
> *[Shelly's] work ethic and analytical approach toward problem solving and decision making are an incredible asset.* Shelly's lifelong work and passion in the shepherding of QSI/NextGen from its inception to where it is today make him an ideal candidate to serve as a board candidate.
> "

Jordi X. Kellogg, MD, MBA, Neurosurgeon, NextGen
Healthcare client

BIOGRAPHY FOR LANCE E. ROSENZWEIG



Mr. Rosenzweig is a proven leader in the technology space with a strong track record of delivering outsized returns to shareholders. We believe his extensive success in the technology sector and deep knowledge of NextGen Healthcare as an 8-year director will help the Board return the Company to growth and greater profitability, restore good governance and create significant value for shareholders

- Director of NextGen Healthcare since 2012

- Former President, CEO and director of Support.com (NASDAQ: SPRT), former director on the Boards of Boingo Wireless (NASDAQ: WIFI) and StarTek, Inc. (NYSE: SRT)

- Former Operating Executive at Marling Operations Group, where he served as Chairman and CEO of Domo Tactical Communications, and as Chairman of two other portfolio companies

- As CEO and President of Global Markets for Aegis USA – a leading business process outsourcing company that serviced major corporations in the healthcare and other sectors – he oversaw the successful sale of the company to Teleperformance for $610 million in 2014

- Co-founder and former Chairman of PeopleSupport, which went public via IPO, was ranked by Fortune as the 9th fastest growing small public company in the U.S. and was named employer of the year in the Philippines during his tenure

- Holds a Bachelor of Science in Industrial Engineering and an MBA from Northwestern University

ENDORSEMENTS FOR MR. ROSENZWEIG

> " *Lance has integrity, character, balance and humility. He works well with, and is respected by, all echelons in an organization. He is equally respected in the market, and never for a second forgets the purpose of a business is to create customers.* "

Larry Bradford, former director of PeopleSupport (NASDAQ: PSPT), and retired VP of Jefferson Smurfit Corp.

> " *With my full support, Lance Rosenzweig was elected President and CEO of an NYSE listed company that I founded. His professionalism was apparent from the start, and he has all the skills to function effectively on the board of a public company.* "

Emmet Stephenson, Founder and former Chairman of StarTek (NYSE: SRT)

> " *[Lance] displayed exceptional transformation skills in blending a company with different cultures under a common identity, growing revenues with a client-based focus and significantly enhancing its key metric of EBITDA.* "

Albert Aboody, Director and Audit Committee Chairman of StarTek (NYSE: SRT), and retired senior US Audit Partner of KPMG

BIOGRAPHY FOR RUBY SHARMA



Ms. Sharma is a certified financial expert with a vast background advising public companies, including those in the healthcare and technology sectors, on audit, finance and innovation strategies. We believe she is well-suited to serve on the Audit Committee to help improve the Board's balance sheet and corporate spending oversight

- Currently Managing Partner of RNB Strategic Advisors, which advises companies on transactions, financial due diligence for management buyouts, initial public offerings, joint ventures and restructurings

- Former EY Partner for more than a decade, who built and developed the firm's governance services practice for boards of directors and C-level executives

- More than 25 years' experience working with Fortune 500 multinational corporations, C-suites and Boards of Directors to drive revenue growth, ignite technological innovation, strengthen shareholder communication and incorporate diversity, equity and inclusion efforts

- Former executive at other top accounting and audit firms, including Grant Thornton GmbH in Europe

- Fellow Chartered Accountant, U.K.

- Holds a Bachelor of Arts from Delhi University and attended the Executive Program at Northwestern University's Kellogg School of Management

ENDORSEMENTS FOR MS. SHARMA

> *Ruby brings over 25 years' experience in Audit & Accounting, Risk Management, Strategy & Corporate Governance to board service. […] She is an artful negotiator and communicator, comfortable with ambiguity and uncertainty. <u>She is an asset in every boardroom.</u>*

Barry Rabner, Former CEO of Penn Medicine Princeton Health; Chair of the Board, Princeton Frugal Innovation Accelerator

> *[Ms. Sharma's] <u>ability to creatively address complex accounting, auditing and governance matters to achieve successful outcomes</u>, makes her a talented candidate for the Board of any corporation.*

Sharon Bowen, Esq., Board Member Intercontinental Exchange, Inc. (NSE: ICE); Director of Akamai Technologies, Inc. and Neuberger Berman Group LLC

> *Ruby always brings a consistent, connected, responsive and insightful data driven approach to problem solving. <u>Her business acumen, professional skepticism, audit & accounting expertise and strategic perspective are valuable skills on a public company Board.</u>*

Paul von Autenried, Executive Vice President and Chief Information Officer of Bristol Myers Squibb; Board Member of QuickBase, Inc.



OUR SLATE'S VALUE-ENHANCING IDEAS

WHAT WE STAND FOR

In addition to advocating for a holistic review of the Company's strategic priorities, we would raise the following suggestions in the boardroom:

Creating a clear and transparent capital allocation policy that is disclosed to shareholders



Instituting a new executive compensation plan that aligns pay with performance



Restructuring the sales team and establishing attractive incentives to spur growth



Reducing spending on consultants, non-accretive initiatives and services that can be outsourced



Developing a robust succession plan for all C-level roles and senior leadership positions



CREATE A CLEAR AND TRANSPARENT CAPITAL ALLOCATION POLICY THAT IS DISCLOSED TO SHAREHOLDERS

Given our slate of director candidates' robust capital allocation expertise, we believe they can help the Board curb NextGen Healthcare's SG&A burn and prioritize accretive investments

- Our slate would advocate for the Company to divest of partnerships or acquisitions that have failed to be value additive for NextGen Healthcare

- **If elected to the Board, we would suggest that any prospective partnership or acquisition is required to meet a rigorous criteria to ensure the Company only pursues transactions that add value, which should include:**

  - ✓ The transaction should be synergistic with NextGen Healthcare's existing operations

  - ✓ The transaction is expected to help accelerate growth and improve existing product

  - ✓ The economic and qualitative benefits of the transaction should be clearly communicated to shareholders and performance should be closely tracked

  - ✓ The transaction needs to meet a return hurdle that proves it is adding value or face divestment – price paid should be paid back in value within three years from the transaction date

- **Given the crossroads that NextGen Healthcare finds itself at today, we believe that any potential partnership or acquisition should have the end goal of improving the patient experience**

INSTITUTE A NEW EXECUTIVE COMPENSATION PLAN THAT ALIGNS PAY WITH PERFORMANCE

The Razin Group believes that executive compensation should reflect the performance of the Company

- We believe that compensation should be oriented toward shareholder return, similar to how pay was configured prior to Mr. Margolis becoming Chairman

- **The Razin Group would advocate for developing an executive compensation approach that includes a combination of:**

  - ✓ Stock options, and/or

  - ✓ CSUs that vest based on time and company performance

- We would recommend the Board develop expectations for the standard drivers of value — sales growth, operating margins, and synergistic investments — by factoring in historical performance and competitive benchmarking

- **Granting stock options would successfully align the interests of leadership to shareholders – and investors will be supportive of changes in pay schemes that motivate NextGen Healthcare leaders to deliver more value**

RESTRUCTURE THE SALES TEAM AND ESTABLISH ATTRACTIVE INCENTIVES TO SPUR INCREASED ORGANIC GROWTH

Our director candidates believe it is essential to address the dysfunction across various sales functions head-on, given client attrition has gone up nearly 10% over the past year

- Profit and loss ("P&L") is currently structured such that all operations are lobbed together, which makes it difficult to discern which organizations are profitable

- **If elected to the Board, our director candidates would advocate for the following:**

  - ✓ Amend P&L reporting so that ancillary products (like NextGen Enterprise) have unique P&Ls, which will incentivize product divisions to both sell to their existing base and win new clients

  - ✓ Restructure the sales team, which is currently organized in two divisions – in-the-base and out-of-the-base – to help stem client attrition and accelerate growth

  - ✓ Create client satisfaction function, which will take decisive steps to maintain and upsell to current client base

  - ✓ Establish attractive commission packages that will incentivize sales personnel to win new business

REDUCE SPEND ON CONSULTANTS, NON-ACCRETIVE INITIATIVES AND SERVICES THAT COULD BE OUTSOURCED

Our director candidates would commit to stemming the culture of excessive spending that currently permeates NextGen Healthcare

- **We believe that the Board could dramatically improve profitability in a single quarter by simply cutting reckless spending, including:**

  - x Millions spent on expensive, state-of-the-art offices in California and Atlanta

  - x Unnecessary technology (e.g. Cisco web conferencing when affordable options like Zoom or Teams suffice)

  - x Millions spent on unnecessary consultants with direct ties to incumbent directors (e.g. McKinsey, Oliver Wyman)

  - x Cut personnel in the strategy division, which is overstaffed

- **We would advocate for allocating resources toward:**

  - ✓ Operations in India, which has tremendous potential and is an underutilized operational asset

  - ✓ Management positions to replace the Company's unhealthy reliance on high-priced consulting firms, which will help improve organic growth

DEVELOP A ROBUST SUCCESSION PLAN FOR ALL SENIOR LEADERSHIP POSITIONS

If elected to the Board, our slate of director candidates would help ensure the Company prioritizes developing succession plans for the C-suite and key leadership positions

- It's our view that robust succession plans should be developed for the CEO, CFO, Head of Technology and Head of Sales positions

- **Key pillars of succession planning for the CEO position, for example, should include:**

  - ✓ Board alignment in determining short- and long-term business priorities

  - ✓ Development of an ideal CEO profile that outlines desired professional experiences and competencies that will help the Company achieve its strategic priorities

  - ✓ Utilization of the CEO profile as a blueprint for evaluating internal and external candidates

  - ✓ Frequent assessment of candidates against industry benchmarks and the CEO profile developed by the Board

  - ✓ Maintaining a deep bench of potential candidates that could serve as an interim or permanent CEO so that the Company is never forced to operate without a chief executive



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